BAE SYSTEMS

03045698

82-3138

PROCESSED

APR 16 2004

THOMSON FINANCIAL

SUPPL

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

RNS

REG-BAE SYSTEMS PLC Director Shareholding

RNS Number:3850Q
BAE SYSTEMS PLC
30 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Mike Turner

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

director's holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mike Turner

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of share options under the rules of the Share Option Plan 2001 and conditional award of shares under the rules of the Performance Share Plan.

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informe15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

30 September 2003

18. Period during which or date on which exercisable

Options - 30/09/06 to 29/09/2013

Conditional award - 30/09/06 to 29/09/2010

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

option over 588,663 Ordinary shares

conditional award of 392,442 Ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.72 for options

Nil for conditional award

22. Total number of shares or debentures over which options held following this notification

1,354,612 options

23. Any additional information

24. Name of contact and telephone number for queries

David Parkes 01252 383857

25. Name and signature of authorised company official responsible for making this notification

David Parkes

Date of Notification

30 September 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

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RNS

REG-BAE SYSTEMS PLC Director Shareholding

RNS Number:3862Q
BAE SYSTEMS PLC
30 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

   BAE SYSTEMS plc

2. Name of director

   Chris Geoghegan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   Director's notification

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Chris Geoghegan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

   No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   Grant of share options under the rules of the Share Option Plan 2001 and conditional award of shares under the rules of the Performance Share Plan.

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

    30/09/03

18. Period during which or date on which exercisable

    Options - 30/09/06 to 29/09/2013
    Conditional award - 30/09/03 to 29/09/2010

19. Total amount paid (if any) for grant of the option

    Nil

20. Description of shares or debentures involved: class, number

    Option over 351,218 Ordinary shares
    Conditional award of 234,145 Ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    £1.72 for options
    Nil for conditional awards

22. Total number of shares or debentures over which options held following this notification

    795,957

23. Any additional information

24. Name of contact and telephone number for queries

David Parkes 01252 383857

25. Name and signature of authorised company official responsible for making this notification

David Parkes

Date of Notification
30/09/2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
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RNS

REG-BAE SYSTEMS PLC Director Shareholding

RNS Number:3858Q
BAE SYSTEMS PLC
30 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

   BAE SYSTEMS plc

2. Name of director

   Steve Mogford

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   Director's notification

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Steve Mogford

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

   No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   Grant of share options under the rules of the Share Option Plan 2001 and conditional award of shares under the rules of the Performance Share Plan.

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

    30/09/03

18. Period during which or date on which exercisable

    Options - 30/09/06 to 29/09/2013
    Conditional award - 30/09/03 to 29/09/2010

19. Total amount paid (if any) for grant of the option

    Nil

20. Description of shares or debentures involved: class, number

    Option over 351,218 Ordinary shares
    Conditional award of 234,145 Ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    £1.72 for options
    Nil for conditional awards

22. Total number of shares or debentures over which options held following this notification

    1,053,983 options

23. Any additional information

24. Name of contact and telephone number for queries

David Parkes 01252 383857

25. Name and signature of authorised company official responsible for making this notification

David Parkes

Date of Notification

30/09/2003

END
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RNS

REG-BAE SYSTEMS PLC Director Shareholding

RNS Number:3866Q
BAE SYSTEMS PLC
30 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Mark Ronald

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's notification

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mark Ronald

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of share options under the rules of the Share Option Plan 2001 and conditional award of shares under the rules of the Performance Share Plan.

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

30/09/03

18. Period during which or date on which exercisable

Options - 30/09/06 to 29/09/2013

Conditional award - 30/09/03 to 29/09/2010

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Option over 384,583 Ordinary shares

Conditional award of 256,388 Ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.72 for options

Nil for conditional awards

22. Total number of shares or debentures over which options held following this notification

1,013,547

23. Any additional information

24. Name of contact and telephone number for queries

David Parkes 01252 383857

25. Name and signature of authorised company official responsible for making this notification

David Parkes

Date of Notification

30/09/2003

END

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RNS

REG-BAE SYSTEMS PLC Director Shareholding

RNS Number:3857Q
BAE SYSTEMS PLC
30 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

George Rose

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's notification

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

George Rose

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of share options under the rules of the Share Option Plan 2001 and conditional award of shares under the rules of the Performance Share Plan.

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

30/09/03

18. Period during which or date on which exercisable

Options - 30/09/06 to 29/09/2013

Conditional award - 30/09/03 to 29/09/2010

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Option over 390,741 Ordinary shares

Conditional award of 260,494 Ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

RNS

REG-BAE SYSTEMS PLC Director Shareholding

RNS Number:3865Q
BAE SYSTEMS PLC
30 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

   BAE SYSTEMS plc

2. Name of director

   Michael Lester

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   Director's notification

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Michael Lester

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

   No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   Grant of share options under the rules of the Share Option Plan 2001 and conditional award of shares under the rules of the Performance Share Plan.

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

    30/09/03

18. Period during which or date on which exercisable

    Options - 30/09/06 to 29/09/2013
    Conditional award - 30/09/03 to 29/09/2010

19. Total amount paid (if any) for grant of the option

    Nil

20. Description of shares or debentures involved: class, number

    Option over 437,451 Ordinary shares
    Conditional award of 291,634 Ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    £1.72 for options
    Nil for conditional awards

22. Total number of shares or debentures over which options held following this notification

    1,239,925

23. Any additional information

24. Name of contact and telephone number for queries

David Parkes 01252 383857

25. Name and signature of authorised company official responsible for making this notification

David Parkes

Date of Notification
30/09/2003

END
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RNS

REG-BAE SYSTEMS PLC Director Shareholding

RNS Number:3812Q
BAE SYSTEMS PLC
30 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Prof. Sue Birley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

director's holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Prof. Sue Norburn

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

2,925

8. Percentage of issued class

0.0001%

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary share of 2.5p

12. Price per share

£1.69

13. Date of transaction

30 September 2003

14. Date company informed

30 September 2003

15. Total holding following this notification

2,925

16. Total percentage holding of issued class following this notification

0.0001%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

David Parkes 01252 383857

25. Name and signature of authorised company official responsible for making this notification

David Parkes

Date of Notification

30 September 2003

END

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